UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.
Completion of Acquisition or Disposition of Assets

On November 15, 2010, China Linen Textile Industry, Ltd. (the “Company”), through Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), an indirect 95% owned operating subsidiary controlled by the Company, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (the “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on a appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010.  Wang and Fu deposited RMB 22,750,642 (approximately $3.4 million) into a bank account of the Target for the repayment of the sum of the debts of the Target outstanding on March 31, 2010, which funds will be distributed by the Company in accordance with a payment schedule for such debts.  The equity transfer will be complete upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority, which transfer must be completed within 20 business days from November 15, 2010.  On November 24, 2010, we received the new business license for Lanxi Tianxianfang Linen Co., Ltd. reflecting the change in registration of the equity interest in the company from Wang and Fu to Lanxi Sunrise.

Financial Statements and Exhibits.

Exhibits

99.1	Press Release dated December 6, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Date: December 6, 2010	By:	/s/ Jodie Zheng Wehner
Name: Jodie Zheng Wehner
Title : Chief Financial Officer